Starbox Group Holdings Ltd.

August 17, 2022

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Tatanisha Meadows
Adam Phippen
Mara Ransom
Alyssa Wall

Re:	Starbox Group Holdings Ltd.
Registration Statement on Form F-1, as amended (File No. 333-265635)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Starbox Group Holdings Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on August 19, 2022, or as soon thereafter as practicable.

Very truly yours,

Starbox Group Holdings Ltd.

By:	/s/ Lee Choon Wooi
Name:	Lee Choon Wooi
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC